Exhibit 99.3

NICE to Showcase Latest NICE Situator and NiceVision Enhancements
at ASIS 2013
NICE’s integrated security portfolio helps organizations make sense of Big Data and use it to enhance security, safety and operations

Paramus, New Jersey, September 23, 2013 – NICE Systems (NASDAQ: NICE) today announced that it will showcase its market-leading, integrated security solutions, including the latest enhancements to NICE Situator and NiceVision, in booth 1828 at the ASIS International 59th Annual Seminar and Exhibits.

“Security operations are inundated with real-time security data, but that data is only useful when it can be translated into actionable information and put in the hands of the right decision-makers,” said Eric Hines, Vice President of the NICE Security group. “At ASIS, we’ll demonstrate how our integrated security portfolio can help organizations make sense of their Big Data and use it to their advantage to enhance security and operations.”

At the event, which takes place September 24-27, 2013 at McCormick Place in Chicago, Illinois, NICE will showcase:

NiceVision Net 2.7 – The latest release of NICE's video management solution includes enhancements to the web client and support for advanced camera features, such as on-board recording, for increased resiliency, as well as tighter integration with third-party video analytics. In addition, the NVR turnkey portfolio is enhanced to better support any customer size and need.

NICE Situator – NICE’s enhanced PSIM solution now offers seamless integration of audio recordings with Situator incident records. This allows operators to play, pause, and seek parts of calls related to a specific incident for more effective incident management and post-event analysis.

Situator Express –This advanced management layer for NiceVision fuses the video solution with various key security systems to transform your VMS into a complete security solution. This easy to deploy solution can also be upgraded to deliver full PSIM capabilities.

Additionally, Dr. Bob Banerjee, Senior Director of Training and Development at NICE, will moderate a session titled “The Building Blocks of PSIM,” on September 26th at 11:00 a.m. This session will break down common misconceptions about PSIM and highlight why effective PSIM programs begin with an understanding of which assets need to be protected. Panelists include: Chris Swecker, former FBI Assistant Director, former Bank of America CSO, and current CEO of Chris Swecker Enterprises; Brian Stephens, Senior VP of Corporate Security at Bank of America; and Jeff Spivey, International Vice President of ISACA, President of Security Risk Management, Inc., Vice President of RiskIQ, and past President and Chairman of the Board for ASIS International.

NICE’s Security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Hines, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.